

April 10, 2013

Via E-mail
Mark H. McKinnies
Senior Vice President, Chief Financial Officer and Secretary
Advanced Emissions Solutions, Inc.
9135 South Ridgeline Boulevard, Suite 200
Highlands Ranch, CO 80129

> **Re: Advanced Emissions Solutions, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 25, 2013**
> **File No. 333-187505**

Dear Mr. McKinnies:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Where You Can Find More Information, page 61

1. Please revise your registration statement to list all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your annual report. We note in particular the Form 8-Ks that have been filed by ADA-ES and Advanced Emissions Solutions since December 31, 2012. See Item 11(a)(2) of Form S-4. Please also note that you must file a pre-effective amendment incorporating any Exchange Act reports filed between now and the date of effectiveness, or, in the alternative, you may include the language contained in Question 123.05 of the Compliance and Disclosure Interpretations for Securities Act Forms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or myself, at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Julie A. Herzog, Esq. (*via E-mail*)
        Schuchat, Herzog & Brenman, LLC